Exhibit d2dii

THE MAINSTAY FUNDS

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is made as of the 28th day of February, 2013 (the “Amendment”), between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) Cornerstone Capital Management Holdings LLC, a Delaware limited liability company (the “Subadvisor”).

WHEREAS, the parties hereto have entered into a Subadvisory Agreement, dated January 1, 2009, as amended (the “Agreement”); and

WHEREAS, effective January 25, 2013, Madison Square Investors LLC changed its name to Cornerstone Capital Management Holdings LLC; and

WHEREAS, the Manager and Subadvisor hereby wish to amend the Agreement to reflect the Subadvisor’s new name; and

WHEREAS, the parties hereby also wish to amend Schedule A of the Agreement to reflect the change in the subadvisory fee with respect to the MainStay International Equity Fund.

NOW, THEREFORE, the parties agree as follows:

(i) The Agreement is hereby amended to reflect the name change from Madison Square Investors LLC to Cornerstone Capital Management Holdings LLC; and

(ii) Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

[The Remainder Of This Page Has Been Left Blank Intentionally.]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	/s/ Kevin M. Bopp	By:	/s/ Stephen P. Fisher
Name:	Kevin M. Bopp	Name:	Stephen P. Fisher
Title:	Director & Associate	Title:	Senior Managing Director
General Counsel

CORNERSTONE CAPITAL MANAGEMENT HOLDINGS LLC

Attest:	/s/ James Capezzuto	By:	/s/ Andrew S. Wyatt
Name:	James Capezzuto	Name:	Andrew S. Wyatt
Title:	SVP	Title:	CEO

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SCHEDULE A

(As of February 28, 2013)

As compensation for services provided by Subadvisor the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

Fund	Annual Rate

MainStay Common Stock Fund *	0.275% up to $500 million; 0.2625% from $500 million to $1 billion; and 0.250% in excess of $1 billion

MainStay International Equity Fund*	0.445% up to $500 million; and 0.425% in excess of $500 million

The portion of the fee based upon the average daily net assets of the respective Fund shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Fund.

Payment will be made to the Subadvisor on a monthly basis.

* For certain Funds listed above, the Manager has either contractually or voluntarily agreed to waive a portion of each Fund’s management fee or reimburse the expenses of the appropriate class of the Fund so that the class’ total ordinary operating expenses do not exceed certain amounts. These waivers or reimbursements may be changed with Board approval. To the extent NYLIM has agreed to waive its management fee or reimburse expenses, Cornerstone Capital Management Holdings LLC, as Subadvisor for these Funds, has voluntarily agreed to waive or reimburse its fee proportionately.